Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Recro Pharma, Inc.:

We consent to the use of our report dated February 26, 2021, with respect to the consolidated balance sheets of Recro Pharma, Inc. as of December 31, 2020 and 2019, the related consolidated statements of operations, shareholders’ equity or deficit, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report on the consolidated financial statements refers to a change in accounting principle for leases due to the adoption of a new accounting standard.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 26, 2021